SAUL CENTERS, INC.
7501 Wisconsin Avenue, Suite 1500E, Bethesda, Maryland 20814
(301) 986-6200

May 29, 2014

By EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Kristi Marrone

Re:	Saul Centers, Inc. Form 10-K for the year ended December 31, 2013 Filed March 10, 2014 File No. 001-12254
Ladies and Gentlemen:
This letter sets forth the response of Saul Centers, Inc., a Maryland corporation (the “Company”), to your letter dated May 15, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2013.
For your convenience, each of the Company’s responses is set forth below the number corresponding to the appropriate numbered comment in the Comment Letter.
The following are the Company’s responses to the Staff’s comments.
Item 2. Properties, page 22

1.
We note your property operating data on pages 25-28. In future Exchange Act periodic reports, please include occupancy data for the past five years, rather than the past two years. Also, please include average effective annual rent per square foot for each of the last five years.

The Company confirms that in future Exchange Act periodic reports it will include occupancy data for the past five years, rather than the past two years. With respect to average effective annual rent per square foot, the Company notes that it currently discloses average annualized base rent per square foot for the portfolio, excluding residential, for the past two years in the Overview paragraph on page 22. The Company confirms that it will disclose, for the past five years, average annualized base rent per square foot and average annualized effective rent per square foot, with annualized effective rent defined as annualized base rent minus amortized tenant improvement costs and amortized leasing commissions.

www.SaulCenters.com

SAUL CENTERS, INC.

Lease Expirations of Shopping Center Properties, page 22

2.
We note from your disclosure on page 23 and 24 that a significant number of your leases expire by the end of the current fiscal year. In future Exchange Act periodic reports, please discuss the relationship of market rents and expiring rents.

The Company confirms that in future Exchange Act periodic reports it will discuss the relationship of market rents, as evidenced by leases recently executed and disclosed in Portfolio Leasing Status on page 52, and expiring rents. Such discussion will be keyed to base rents.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

3.
We note that you discuss property revenue and property operating income on a same-store basis. Please revise in future periodic filings to include all disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures, including a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure. Please provide us with your proposed disclosure.

The Company confirms that in future Exchange Act periodic reports it will include all disclosures required by Item 10(e) of Regulation S-K with respect to same property revenue and same property operating income, including a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP measures, which are total revenue and net income, respectively.
The Company expects such future disclosures to be similar to the text and tables following:
Same property revenue and same property operating income are non-GAAP financial measures of performance and improve the comparability of these measures by excluding the results of properties which were not in operation for the entirety of the comparable reporting periods.
We define same property revenue as total revenue minus the sum of interest income and revenue of properties not in operation for the entirety of the comparable reporting periods, and we define same property operating income as net income plus the sum of interest expense and amortization of the deferred debt costs, depreciation and amortization, general and administrative expense, loss on the early extinguishment of debt (if any), predevelopment expense and acquisition related costs, minus the sum of interest income, the change in the fair value of derivatives, gains on property dispositions (if any) and the results of properties which were not in operation for the entirety of the comparative periods.

www.SaulCenters.com

SAUL CENTERS, INC.

Other REITs may use different methodologies for calculating same property revenue and same property operating income. Accordingly, our same property revenue and same property operating income may not be comparable to those of other REITs.

Same property revenue and same property operating income are used by management to evaluate and compare the operating performance of our properties, to determine trends in earnings, since these measures are not affected by the cost of our funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate to ownership of our properties. We believe the exclusion of these items from revenue and net income is useful because the resulting measures capture the actual revenue generated and actual expenses incurred in operating our properties.

Same property revenue and same property operating income are measures of the operating performance of our properties but does not measure our performance as a whole. Such measures are therefore not substitutes for total revenue, net income or operating income as computed in accordance with GAAP.
The table below provides a reconciliation of total revenue under GAAP to same property revenue for the periods indicated:

Year Ended December 31,
(In thousands)	2013		2012
Total Revenue	$	XXX	$	XXX
Less: Interest Income		XXX		XXX
Less: Acquisitions, Dispositions and Development Property		XXX		XXX
Total Same Property Revenue	$	XXX	$	XXX

Shopping Centers	$	XXX	$	XXX
Mixed-Use Properties		XXX		XXX
Total Same Property Revenue	$	XXX	$	XXX

www.SaulCenters.com

SAUL CENTERS, INC.

The table below provides a reconciliation of net income under GAAP to same property operating income for the periods indicated:

Year Ended December 31,
(In thousands)	2013	2012
Net income	$ XXX	$ XXX
Add: Interest expense and amortization of deferred debt costs	XXX	XXX
Add: Interest expense - discontinued operations	XXX	XXX
Add: Depreciation and amortization of deferred leasing costs	XXX	XXX
Add: Real property depreciation - discontinued operations	XXX	XXX
Add: Loss on early extinguishment of debt	XXX	XXX
Add: General and administrative	XXX	XXX
Add: Predevelopment expenses	XXX	XXX
Add: Acquisition related costs	XXX	XXX
Add: Change in fair value of derivatives	XXX	XXX
Less: Gains on property dispositions	XXX	XXX
Less: Interest income	XXX	XXX
Property Operating Income	XXX	XXX
Less: Acquisitions, dispositions & development property	XXX	XXX
Total Same Property Operating Income	$ XXX	$ XXX

Shopping Centers	$ XXX	$ XXX
Mixed-Use Properties	XXX	XXX
Total Same Property Operating Income	$ XXX	$ XXX

4.
Please confirm to us that you will expand your MD&A in future filings to discuss the drivers of changes in your operating results, to the extent that future variances are material. For example, you disclose that total revenue increased year over year as a result of increases throughout the portfolio. Consider discussing fluctuations in the specific components of revenue and operating expenses, including profit margins. To the extent that same-store property revenue and operating income is quantified, please discuss whether year over year variances were due to fluctuations in occupancy, rental rates, operating expenses, etc.

The Company confirms that in future Exchange Act periodic reports it will expand its MD&A disclosures to provide additional detail about the drivers of period-over-period variances in operating results, which will include, where applicable, the specific components of revenue and operating expenses. With respect to any quantified disclosures of same property revenue or same property operating income, the Company will discuss whether period-over-period variances were due to fluctuations in occupancy, rental rates, operating expenses, or other factors.
Portfolio Leasing Status, page 51

5.
We note your disclosure on page 51 of the impact on performance of “improved leasing.” In future Exchange Act periodic reports, in discussing period to period changes in same store results, please expand your disclosure to address the relative impact of occupancy and rent rate changes. In addition, please provide

www.SaulCenters.com

SAUL CENTERS, INC.

disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals (either on a per square foot basis, or by showing square footage so this may be calculated).
The Company confirms that in future Exchange Act periodic reports it will expand its disclosure, when discussing period-over-period changes in same property results, to expressly address the relative impact of occupancy and rent rate changes. The Company also confirms that in future Exchange Act periodic reports it will provide disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals. Such disclosure will be on a per-square-foot-per-year basis in order to take account of the applicable lease term and will be disclosed prospectively beginning with the Company’s next periodic report, as it would not be practicable for the Company to calculate such data on a historic basis.
As requested by the Staff, we are providing the following acknowledgments:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you would like any further information.

Very truly yours,
/s/ Scott V. Schneider
Scott V. Schneider
Senior Vice President and Chief Financial Officer

cc:	Jeffrey B. Grill Christine Nicolaides Kearns

www.SaulCenters.com